Exhibit 99.2

Corporate Presentation
March 2016

Safe Harbor
statement
Forward-Looking Statements
This presentation contains certain statements that may
be deemed to be “forward looking statements” within the
meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act of 1934, as
amended.
Forward looking statements appear in a number of
places throughout this presentation and include
statements regarding our intentions, beliefs, projections,
outlook, analyses or current expectations concerning,
among other things, our ongoing and planned product
development and clinical trials; the timing of, and our
ability to make, regulatory filings and obtain and
maintain regulatory approvals for our product
candidates; our intellectual property position; the degree
of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial
functions; expectations regarding product launch and
revenue; our results of operations, cash needs, and
spending of the proceeds from this offering; financial
condition, liquidity, prospects, growth and strategies; the
industry in which we operate; and the trends that may
affect the industry or us. As a result, actual results may
differ materially from any financial outlooks stated
herein.
We may, in some cases, use terms such as “believes,”
“estimates,” “anticipates,” “expects,” “plans,” “intends,”
“may,” “could,” “might,” “will,” “should,” “targets,”
“approximately” or other words that convey uncertainty of
future events or outcomes to identify these forward-
looking statements. Although we believe that we have a
reasonable basis for each forward-looking statement
contained in this presentation, we caution you that
forward-looking statements are not guarantees of future
performance and that our actual results of operations,
financial condition and liquidity, may differ materially from the forward-looking statements contained in this
presentation as a result of a variety of factors including
but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory
approval, production and marketing of the Company’s
product candidate and those risks and uncertainties
associated with the protection of the Company’s
intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its
behalf are expressly qualified in their entirety by these
factors.
This document is not intended to be and is not an
advertisement for any securities of the Company. For a
more complete discussion of the risk factors affecting our
business, please refer to our Annual Report on Form 20-F
filed on March 15, 2016, with the United States Securities
and Exchange Commission which is available on its
website at http://www.sec.gov. Furthermore, if our forward
-looking statements prove to be inaccurate, the
inaccuracy may be material. In light of the significant
uncertainties in these forward-looking statements, you
should not regard these statements as a representation or
warranty by us or any other person that we will achieve
our objectives and plans in any specified timeframe, or at
all. You are cautioned not to place undue reliance on
these forward-looking statements, which speak only as of
the date of this presentation. We undertake no obligation
to update, amend or clarify such statements to reflect
new information or events or circumstances occurring
after the date of this presentation or to reflect the
occurrence of unanticipated events. This information does
not provide an analysis of the Company's financial
position and is not a solicitation to purchase or sell
securities of the Company. You should independently
investigate and fully understand all risks before investing
in the Company.

Our
Mission

A New Vision for
Colorectal Cancer Prevention
By removing barriers, changing
perceptions, & increasing willingness
for screening

About
Check-Cap

Technology
 Ingestible X-ray scanning capsule
 Tracking control and data collection unit
 Image processing and viewing
Clinical Trials
$ 50mn raised
Nasdaq: CHEK
 Ongoing in Israel
 Plan to initiate U.S. pivotal trial in 2017
 GE, Fosun Pharma,
 Pontifax
 Founded - 2005, Employees - 60
 Located - Israel, Boston

Clinical-Stage Medical Diagnostics Focused on CRC Screening

Colorectal Cancer
a major public health problem
Source: American Cancer Society
  World Health Organization
  J Natl Cancer Inst. 2011; 103:1-12 (Mariotto)
134k
49k
471k
228k
253k
139k
1.36m
694k
Annual new cases world-wide -
Annual deaths world-wide -
Second leading cause of cancer deaths in U.S.
Treatment costs projected to be >$17B in 2020

Colorectal Cancer
highly preventable

Small Adenomatous Polyp (< 1cm)
Cancer
Screening can find polyps that can be removed before they turn into cancer
Source: Gastro 1997;112:594-692 (Winawer)
 ACS recommendations for colorectal cancer early detection
 Photos: WEO Atlas

Precancerous phase, readily detectable
by structural examinations of the colon
Asymptomatic patient
Cancer patient
  ~10 years

Source: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps
  Gastroenterology 2008; 134: 1570-1595  (Levin)
 ACS recommendations for colorectal cancer early detection

CRC screening tests
cancer prevention and cancer detection

Colonoscopy, Sigmoidoscopy,
CT Colonography
Preventing colon cancer
should be a major reason for getting tested
Primary Aim:
Detection of early-stage CRC
CRC prevention by detection/removal of adenomas
Prevention
Primary Aim:
Detection of early-stage CRC
Detection
gFOBT
FIT
Stool DNA

Screening rates

35%
59%
58%
goal
80%
2000
2010
2013
2018

U.S screening rates
and the national goal

Source: CDC NHIS Survey results MMWR 2015
 CA Cancer J Clin 2014;64:104-17 (Seigel)

Significant declines in colorectal cancer incidence
have been attributed to screening
ages 50-75

Perceptions and Barriers
screening colonoscopy

 Bowel Prep
 Restricted diet
 Sedation
 Pre-test fasting
 Fear of pain and
 discomfort
 Feeling of vulnerability
 Embarrassment
A significant majority judged bowel preparation to be the worst part of the process, and the main barrier
Patient Education and Counseling 2012;86:137-146 (McLachlan)
 Risk
Procedural
Personal

Removal of prep
may increase screening rates

Insertion of
endoscope
Laxative
preparation
Fasting
req.
Feeling
Embarrassed
Concern
over pain
Other
reasons
15%
32%
21%
13%
11%
8%
86% of respondents would be
much or somewhat more likely
to undergo screening if
laxative prep were to be
removed.
Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)

Check-Cap
System
Ingestible imaging capsule
1
Tracker/recorder -
Biocompatible patch worn on patient's back
2
3D colon image
viewer
3
Imaging Data +
Positioning Data
The Check-Cap System is not available for sale or clinical use in any jurisdiction.

Compton Backscattering
Less contrast = Less Absorption - Increase in Comptons

X-Ray Florescence
Less Contrast - Decrease in X-Ray Florescence

Capsule in Standby Mode
Capsule in Scan Mode

Ultra-low dose X-ray
scanning capsule

Patented technology
detects photons
XRF
CMT
from Compton Back-scattering
and X-Ray Fluorescence
As the capsule moves naturally,
it scans the inner lining of the
colon in a 360 degree arc,
scanning only when in motion
Patients drink a small amount of
contrast agent (~1 TBP) with
each meal during capsule
passage

Patients
continue their daily routine

As the capsule travels naturally, it transmits scanning and location
Data to the Capsule Positioning System,
mapping the structures of the internal colon.
The capsule is excreted naturally and the patient is notified.
Capsule route in colon
Capsule Positioning System
CPS
Image for illustration only
1-5 days capsule passage

Sourasky Medical Center, Tel Aviv
10:34 AM
Review
Report
Fly Through
3D Tube
Fillet
2D Slices
Distal
Slice
2131
Proximal
A/P View Segment Locator
R
L
Proximal
Prev. Segment
Segment
7
of 825
Next Segment
Distal
Snapshot

Physician review
of clinical images

Image for illustration only

Clinical data
generation

Preliminary Efficacy
100 patients, ongoing 2016
✓ Safety
✓ 3D Imaging
✓ Polyp detection
 validated by colonoscopy.
Clinical proof of concept
10 patients 2013
✓ Safety
✓ Radiation Dosage
✓ Localization, Automated
✓ Scanning, Imaging
75 patients 2010
Capsule motility
✓ Safety
✓ Normal motility
✓ Dynamic sensing
Germany/Israel
Israel
Israel/EU
1st clinical
scanning capsule
Source: Gut. 2016 Mar;65(3):371-3 (Gluck)

Case study
polyp in the sigmoid colon
Fillet-type processing
Tube-type processing
Image taken during
screening colonoscopy
of a 20mm polyp
on a large stem
in the sigmoid colon
A section of the sigmoid colon where
a polyp was located
A 3D map of the colon
as captured by the system
A/P view

Case study
polyp in the ascending colon
Fillet-type processing
Tube-type processing
Image taken during
colonoscopy
of a 4mm sessile polyp on
a haustra
in the ascending colon
A section of the ascending colon
where a polyp was located
A 3D map of the colon
as captured by the system

43%
36M
57%
Not willing to undergo future colonoscopy
Willing to undergo future colonoscopy

Compelling market opportunity

$4B
annual U. S.
market opportunity**
Source: * - population between ages 50-84 at average risk, U.S. Census Bureau, Pop. Division, 2014, company estimates
 ** - For patients screened once every 5 years at average Check-Cap System price of $600
 J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)
Potential U.S. screening population of 84M*
575M
Population age +50
at average risk*

Intellectual Property
robust portfolio
Core patents granted in major jurisdictions
20 granted, 1 allowed, and 34 pending worldwide including the U.S. PTO, European
Patent Organization, China, Japan, & India covering the core technology:
• Intra-Lumen Polyp Detection -
 system and method for an ingestible capsule with an X-ray source not requiring laxative preparation
• Measurement of distance between capsule and colon wall
 a method not requiring laxative preparation

Management

Bill Densel
CEO
 23 years of healthcare industry experience,
 including CEO of Beacon Endoscopic, CEO of
 Dune Medical, Cytyc/Hologic, Boston
 Scientific, Genzyme Biosurgery.
Dr. Yoav Kimchy
Founder & CTO
 12 years of executive R&D experience,
 including Vice President of R&D at
 V-Target Ltd. and Director of Cardiovascular
 Research at Impulse Dynamics Ltd.
Alex Ovadia
COO
 12 years of experience as Global R&D
 Director, managing complex system
 projects at Philips Healthcare.
 11 years of development management at
 Elbit Sytems.
Lior Torem
CFO
 Chief Financial Officer experience in both
 private and public companies. CFO at
 Superfish, Inc. Vice President of Finance at
 Actelis Networks, Inc.
 Dr. Walt Robb

 Steve Hanley

 Yuval Yanai

 Dr. Mary Jo
 Gorman

 XQ Lin

 Tomer Kariv
 Bill Densel

BOD

Financial & Corporate
summary

• $14.2 million cash
 as of December 31, 2015
• Cash runway through Q1 2017
Financial Position
• US IPO: February 2015
• Traded on the NASDAQ: CHEK
• Warrants traded on the NASDAQ: CHEKW
• 11.9 million ordinary shares outstanding
• Affiliate ownership: 22%
Capital Structure

Target
milestones

* Capital and strategic partner dependent

Design release and transfer to production
Complete multi-center clinical study
Preliminary Efficacy demonstration
CE Mark submission
U.S Pilot Trial initiation
H116
H216
H117
01/08
U.S. Pivotal Trial initiation
EU Post Market study initiation
Commercial launch EU*
H217

Investment
highlights

clear strategy
Leading-edge technology
Significant market opportunity
clinically demonstrated
Proof of concept and polyp detection
Extensive expertise within management & advisory teams
Robust IP portfolio

A New Vision
For Colorectal Cancer Prevention